| OMB APPROVAL |
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| SEC FILE NUMBER |
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| 8-69687 |

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Apexus Capital LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

321 19th Street
(No. and Street)

| Santa Monica | CA | 90402 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Daniel Nagy | (310) 850-3868 | dan@apexuscapital.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Brian W. Anson, CPA
(Name – if individual, state last, first, and middle name)

| 18455 Burbank Blvd., Suite 406 | Tarzana | CA | 91356 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 09/15/2005 | 2370 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Daniel Nagy _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Apexus Capital, LLC _____, as of December 31 _____, 2 025 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Daniel E. Nagy

Title:
President & CCO

See Attached Form For Notary
Upeksha Thennakoon Knox, Notary Public
Dated - 02/19/2026

**This filing** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

**CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT** **CIVIL CODE § 1189**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California )

County of Los Angeles )

On 02|19|2026 before me, Upeksha Thennakoon Knox, Notary Public,
*Date* *Here Insert Name and Title of the Officer*

personally appeared Daniel Nagy
*Name(s) of Signer(s)*

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

UPEKSHA THENNAKOON KNOX
Notary Public - California
Los Angeles County
Commission # 2470248
My Comm. Expires Nov 8, 2027

Signature [signature]
*Signature of Notary Public*

*Place Notary Seal Above*

***OPTIONAL***

*Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.*

**Description of Attached Document**

Title or Type of Document: Annual Reports - Oath Or Affirmation

Document Date: – Number of Pages: –

Signer(s) Other Than Named Above: –

**Capacity(ies) Claimed by Signer(s)**

Signer's Name: ______
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ______
Signer Is Representing: ______

Signer's Name: ______
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ______
Signer Is Representing: ______

**BRIAN W. ANSON**
*Certified Public Accountant*
18455 Burbank Blvd., Suite 406, Tarzana, CA 91356 · Tel. (818) 636-5660

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member's and Board of Members of Apexus Capital, LLC

### Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Apexus Capital, LLC as of December 31, 2025, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Apexus Capital, LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of Apexus Capital, LLC's management. My responsibility is to express an opinion on Apexus Capital, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Apexus Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

### Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Apexus Capital, LLC's financial statements. The Supplemental Information is the responsibility of the Apexus Capital, LLC's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson
Certified Public Accountant
I have served as Apexus Capital, LLC's auditor since 2016.
Tarzana, California
February 19, 2026

**Apexus Capital LLC**
**Statement of Financial Condition**
**December 31, 2025**

### Assets

| | | |
|---|---|---|
| Cash | $ | 411,365 |
| Marketable securities | | 714,039 |
| Accounts Receivable | | 4,680 |
| Deposits with clearing firm | | 266,837 |
| CRD balance | | 780 |
| Prepaid Expenses | $ | 5,802 |
| Total assets | $ | 1,403,503 |

### Liabilities and Member's Equity

| | | |
|---|---|---|
| Accounts payable | $ | 1,000 |
| Other Current Liabilities | | 75,363 |
| Accrued compensation | | 3,500 |
| Total liabilities | | 79,863 |
| Total member's equity | | 1,323,640 |
| Total liabilities and member's equity | $ | 1,403,503 |

The accompanying notes are an integral part of these financial statements

**Apexus Capital LLC**
**Statement of Income**
**For the year ended December 31, 2025**

**Revenue**
Commissions

| | | |
|---|---|---|
| US Govt & Agency securities | $ | 1,990 |
| Certificates of Deposit | | 42,759 |
| Corporate fixed income securities | | 50 |
| Municipal securities - taxable | | 350 |
| Municipal securities | | 2,131 |
| Total commissions and clearing firm interest | $ | 47,280 |
| Realized profits on marketable securities | | 440,147 |
| Unrealized profit/(loss) on marketable securities | | 19,777 |
| Transaction charges | | 56,280 |
| **Total Revenue** | $ | 563,484 |

**Expenses**

| | | |
|---|---|---|
| Accounting/Audit | $ | 9,000 |
| Automobile expense | | 2,784 |
| Occupancy | | 57,996 |
| Clearing charges | | 104,170 |
| Email and data storage | | 3,482 |
| Employee compensation and benefits | | 42,000 |
| Equipment expense | | 4,272 |
| Insurance | | 5,189 |
| Operating expenses | | 64,508 |
| Professional fees | | 39,225 |
| **Total expenses** | | 332,626 |
| Net Income (loss) before income taxes | | 230,858 |

Income tax Provision

| | | |
|---|---|---|
| Income Tax expense | | 3,300 |
| **Net Income** | $ | 227,558 |

**Apexus Capital LLC**
**Statement of Changes in Member's Equity**
**For the year ended December 31, 2025**

|  | Total Member's Equity |
| --- | --- |
| Beginning Balance January 1, 2025 | $ 1,603,082 |
| Net Income (loss) | 227,558 |
| Accumulated Profits Withdrawals | 507,000 |
| **Ending Balance December 31, 2025** | $ 1,323,640 |

The accompanying notes are an integral part of these financial statements

Apexus Capital LLC
Statement of Cash Flows
For the year ended December 31, 2025

**CASH FLOWS FROM OPERATING ACTIVITIES:**

| | | |
|---|---|---|
| Net income/(loss) | $ | 227,558 |
| Adjustments to reconcile net income/(loss) to net cash provided by (used in) operating activities: | | |
| Unrealized profit on marketable securities | | 10598 |
| (Increase) decrease in: | | |
| Accounts receivable | | 3760 |
| Clearing firm deposit account | | (78,283) |
| CRD balance | | (332) |
| Other assets | | 315 |
| Increase (decrease) in: | | |
| Accounts payable and accrued expenses | | (122,791) |
| Proceeds from sale of marketable securities | | 52,018,547 |
| Purchases of marketable securities | | (51,441,738) |
| Total adjustments | $ | 390,076 |
| Net cash provided (used) by operating activities: | $ | 617,634 |

**CASH FLOWS FROM FINANCING ACTIVITIES:**

| | | |
|---|---|---|
| Accumulated Profits Withdrawals | | (507,000) |
| Net cash provided by (used in) by financing activities: | | (507,000) |
| Increase (decrease) in cash | | 110,634 |
| Cash at beginning of year | | 300,731 |
| Cash at end of year | | 411,365 |
| Cash paid during the year for: | | |
| Income taxes | $ | 3,800 |
| Interest | $ | 948 |

The accompanying notes are an integral part of these financial statements

# APEXUS CAPITAL LLC

Notes to Financial Statements
December 31, 2025

## Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### GENERAL

Apexus Capital LLC (the "Company") was formed in 2015 under the laws of Delaware as a Limited Liability Company. The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company is authorized to operate pursuant to SEC Rule 15c3-3(k)(2)(ii) (the Customer Protection Rule), clearing all transactions on a fully-disclosed basis through its clearing firm, AXOS Clearing LLC. The Company is authorized to engage in the following activities: a) broker or dealer retailing corporate securities; b) U.S. government securities broker or dealer; c) solicitor of time deposits in a financial institution; d) put and call broker - offering hedging strategies for convertible debt; e) trading securities for the Company's own account; f) private placement of securities and g) municipal securities dealer or broker. The Company will not hold customer funds or safekeep customer securities.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs for valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or to transfer the liability, in the absence of a principal market, is the most advantageous market value for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad categories:

- Level 1 inputs are quoted prices (unadjusted) for identical assets or liabilities in active markets the Company has the ability to access;
- Level 2 inputs are recent transactions or other inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, or for comparable assets or liabilities, either directly or indirectly;
- Level 3 inputs are unobservable inputs for the asset or liability that rely on management's assumptions and evaluations about the inputs that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available based on the circumstances and may include the Company's own data.

The accompanying notes are an integral part of these financial statements.

**Fair Value Measurement on a Recurring Basis as of December 31, 2025**

| Assets | Level 1 | Level 2 | Total |
|---|---|---|---|
| **FIRM ACCOUNT** | | | |
| VARIOUS BANK FDIC INSURED CD's | $ 381,971 | | |
| VARIOUS CORPORATE AND MUNICIPAL SECURITIES | | $332,068 | |
| TOTAL | $381,971 | $332,068 | $714,039 |

**Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

The Company is a wholly owned subsidiary of Apexus Capital Holding, Inc. ("Parent"). The company is subject to taxation in the U.S. and the State of California as a passthrough entity to the Parent. The Company is subject to audit for the tax years 2022 through 2024.

Trades are recorded on a trade date basis with related commissions, trading profits and losses, and trade related expenses also recorded on a trade date basis.

Cash and equivalents include highly liquid investments or deposits in unrestricted accounts and with an original maturity of three months or less. The Company maintains its cash in bank deposit accounts, which at times may briefly exceed FDIC insurance limits. The Company maintains cash and highly liquid investments in a deposit account with its clearing firm, AXOS Clearing LLC. The balance in the deposit account at December 31, 2025 was $266,838. The Company's access to the amounts in the deposit account are restricted in accordance with the terms of the firm's clearing agreement. The Company has not experienced any losses in such accounts.

Securities owned are valued at Fair Value, as per FASB ASC 820, discussed above. The resulting differences between cost (unamortized) and fair market value are included in income.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

The management has reviewed the results of operations for the period of time from its year end December 31, 2025 through February 19, 2026, the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

The accompanying notes are an integral part of these financial statements.

CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities (as discussed above) in which counter-parties primarily include broker-dealers, investment advisors, banks and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or of the issuer of the security. It is the Company's policy to review, as necessary, the credit standing of each counterparty and of each security held.

Segment Reporting: The Company is engaged in a single line of business as a securities broker dealer, which is comprised of several classes of services, including principal transactions and agency transactions. The Company has identified its Principal Operations Officer as the chief operating decision maker (CODM), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company.

Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information from the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

### Note 2: ASC 606 REVENUE RECOGNITION

1. Revenue

A. Significant accounting policy

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it has satisfied a performance obligation by transferring control over a product or service to or from a customer.

B. Nature of services

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue, with detailed information about reportable segments:

Commissions: This includes performance obligations related to transactions that are subject to SEA Rule 10b-10 for any renumeration that is required to be disclosed. It also includes any transaction where the Company is engaged as an agent. It does not include net gains or losses from transactions made by the Company when acting as principal, or from riskless principal transactions.

Net Gains or Losses on Principal Trades: This includes all realized and unrealized gains or losses from proprietary trading and net gains or losses from "riskless" principal transactions.

Interest/Dividend Income. This includes interest and/or dividends on securities held in the Firm inventory.

## Note 3: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. The Minimum Net Capital Requirement is the greater of 6 2/3 times Aggregate Indebtedness or $100,000. Net capital and aggregate indebtedness change day by day, and also intraday, but on December 31, 2025, the Company's net capital was $1,288,602 and Aggregate Indebtedness was $79,863. The Company's net capital exceeded its minimum net capital requirement of $100,000 by $1,188,602. The Company's ratio of aggregate indebtedness to net capital was 0.06 to 1, which is less than the 15:1 ceiling required.

## Note 4: FIXED ASSETS

At December 31, 2025, the Company did not hold any fixed assets.

## Note 5: LEASE OBLIGATIONS

In February 2016, the FASB issued ASU 2016-02 on Leases. Under the new guidance, lessees are required to recognize a lease liability and a right-to-use asset for all leases at the commencement date with the exception of short-term leases. ASU 2016-02 is effective for annual and interim periods beginning after December 15, 2018, and early adoption is permitted. The Company is not subjected to this requirement inasmuch as it has an expense sharing agreement with its Parent.

The Company's $57,996 rent expense for the year was paid to its Parent.

## Note 6: RELATED PARTY

A. The Company has entered into an Expense Sharing Agreement with its parent, Apexus Capital Holding, Inc. The Company pays its Parent a fixed monthly amount for overhead expenses, including rent for office space in Santa Monica, CA, automobile expense, supplies, repairs and maintenance, telephone and internet, and software lease, maintenance and development and website maintenance and development.

   During 2025, the Company paid to its Parent: $91,596.

B. The Company has entered into a Service Agreement with an affiliated company, Bache Capital Management, Inc. ("BCM"), a CA Registered Investment Advisor. The companies are affiliated through common control as Daniel Nagy owns BCM. BCM pays the Company transaction charges for fixed income transactions it does for clients of BCM. BCM pays the Company from its own funds and does not charge its clients.

   During 2025, BCM paid the Company $56,280.

## Note 7: INCOME TAXES

Income for the limited liability Company is reported as income of the Parent for income tax purposes. Federal income taxes are not payable by or provided for the Company. The Parent is taxed on the Company's earnings. The Company is subject to a State of California $800 limited company annual tax, plus a gross receipts tax of $2500.

## Note 8: LEGAL MATTERS

The Company did not have any litigation during the year ended December 31, 2025

**APEXUS CAPITAL LLC**

**Statement of Net Capital**
**Schedule I**
**December 31, 2025**

|  | AUDIT 12/31/2025 |
| --- | --- |
| Member's Equity, December 31, 2025 | 1,323,640 |
| Subtract – Non-Allowable assets: | |
| Accounts Receivable | (4,680) |
| Other Assets | (6,582) |
| Tentative Net Capital | 1,312,378 |
| Less - Haircuts | (23,776) |
| NET CAPITAL | 1,288,602 |
| Aggregate Indebtedness of $79,863 x 6 2/3% | 5,324 |
| Statutory Minimum Net Capital 100,000 | |
| Minimum Net Capital (greater of the above 2) | (100,000) |
| Excess Net Capital | 1,188,602 |
| Ratio of aggregate indebtedness to net capital | 0.06 : 1 |

There were no differences between the Audit for 12-31-25 and the FOCUS Report for 12-31-25.

The accompanying notes are an integral part of these financial statements.

**APEXUS CAPITAL LLC**

**December 31, 2025**

Schedule II

Determination of Reserve Requirements

Under Rule 15c3-3 of the Securities and Exchange Commission, the Company is exempt from the Reserve Requirement computation according to the provision of Rule 15c3-3(k)(2)(ii), and as supported by footnote 74 to SEC Release 34-70073.

Schedule III

Information Relating to Possession or Control Requirements under Rule 15c3-3

The Company is exempt from Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision, and as supported by footnote 74 to SEC Release 34-70073.

The accompanying notes are an integral part of these financial statements.

**BRIAN W. ANSON**
*Certified Public Accountant*
18455 Burbank Blvd., Suite 406, Tarzana, CA 91356 • Tel. (818) 636-5660

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Member's
Apexus Capital, LLC
Santa Monica, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Apexus Capital, LLC, identified the following provisions of 17 C.F.R. §15c3-3(k) under which Apexus Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Apexus Capital, LLC, stated that Apexus Capital, LLC, met the identified exemption provisions throughout the most recent year without exception and (3) Apexus Capital, LLC is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) proprietary trading and/or (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4 and The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ending December 31, 2025 without exception.

Apexus Capital, LLC's management, is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Apexus Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 19, 2026

# Apexus Capital, LLC
## Exemption Report

Apexus Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii)

(2) Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 throughout the fiscal year ending December 2025 without exception.

(3) The Company is also filing this Exemption Report because the Company's other business

activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) proprietary trading and/or (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4 and The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the fiscal year ending December 2025 without exception.

Apexus Capital, LLC

_____

By: _Daniel Ncapf_____     _2-19-26_____

Title: President & CCO                Date